Filed by Mercer International Inc.
Pursuant to Rule 425 under the Securities Act of 1933
And deemed filed pursuant to Rule 14a-12 of the
Securities Exchange Act of 1934
Subject Company: Mercer International Regco Inc.
Commission File No.: 333-126683

MERCER INTERNATIONAL INC.
January 26, 2006
Dear Mercer Shareholder:
      As you know, on January 20, 2006, Mercer International Inc., referred to as “Mercer”, adjourned its special meeting of shareholders in connection with the proposed conversion of Mercer to a corporate form to February 17, 2006 at 10:00 a.m. (Vancouver time) at the Terminal City Club, 837 West Hastings Street, Vancouver, British Columbia, Canada. At a meeting of the Board of Trustees of Mercer held on January 11, 2006 as part of the process the board utilizes to assess its performance and to identify opportunities to strengthen its effectiveness, the board considered certain changes to its corporate governance practices. The special shareholders’ meeting was adjourned in order to permit shareholders to consider amendments implemented by our board to the Articles and Bylaws of Mercer International Regco Inc., which will be the successor to Mercer under the proposed conversion, which eliminate the provision for a classified board of directors so that directors shall hold office for one-year terms and provide a right for shareholders holding at least 20% of the company’s outstanding shares to call special meetings. Included with this letter is a proxy statement/ prospectus supplement dated January 26, 2006 which amends and supplements the proxy statement/ prospectus dated December 15, 2005 previously sent to you relating to the special meeting as described above and makes certain other minor amendments.
      YOUR BOARD OF TRUSTEES HAS APPROVED THE CONVERSION FROM A TRUST TO A CORPORATION AND RECOMMENDS THAT YOU VOTE IN FAVOUR OF THE RESOLUTION APPROVING THE AMENDMENTS TO THE DECLARATION OF TRUST AND THE RESOLUTION APPROVING THE DELAWARE REINCORPORATION AS DESCRIBED IN THE PROXY STATEMENT/ PROSPECTUS DATED DECEMBER 15, 2005 PREVIOUSLY SENT TO YOU.

Sincerely yours,

/s/ Jimmy S.H. Lee

Jimmy S.H. Lee
Chairman of the Board
      WE HAVE INCLUDED WITH THIS LETTER A NEW PROXY CARD IN THE EVENT THAT YOU WISH TO CHANGE YOUR VOTE IN CONNECTION WITH THE MATTERS TO BE CONSIDERED AT THE SPECIAL MEETING. YOU DO NOT NEED TO SUBMIT A NEW PROXY CARD UNLESS YOU WISH TO CHANGE YOUR VOTE.

PROXY STATEMENT/ PROSPECTUS SUPPLEMENT NO. 1
TO PROXY STATEMENT/ PROSPECTUS
DATED DECEMBER 15, 2005

MERCER INTERNATIONAL INC.
      This Proxy Statement/ Prospectus Supplement No. 1 amends and supplements the Proxy Statement/ Prospectus dated December 15, 2005, referred to as the “Proxy Statement/ Prospectus”, filed with the Securities and Exchange Commission on December 15, 2005 by Mercer International Regco Inc., referred to as “Amalgamated Mercer”, a wholly-owned subsidiary of Mercer International Inc., referred to as “Mercer”, relating to the proposed conversion of Mercer from a Massachusetts trust to a corporate form under the laws of the State of Washington.
      This Proxy Statement/ Prospectus Supplement No. 1, referred to as the “Proxy Statement/ Prospectus Supplement”, should be read in conjunction with the Proxy Statement/ Prospectus previously delivered to shareholders of Mercer. This Proxy Statement/ Prospectus Supplement is not complete without and may not be delivered or utilized except in connection with the Proxy Statement/ Prospectus, including any amendments or supplements to it. You should rely on information in this Proxy Statement/ Prospectus Supplement over any contradictory information in the Proxy Statement/ Prospectus.
      NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROXY STATEMENT/ PROSPECTUS SUPPLEMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
The date of this Proxy Statement/ Prospectus Supplement is January 26, 2006.

      At a meeting of the Board of Trustees of Mercer held on January 11, 2006 as part of the process the board utilizes to assess its performance and to identify opportunities to strengthen its effectiveness, the board considered certain changes to its corporate governance practices. As a result, the special meeting of shareholders in connection with the proposed conversion of Mercer to a corporate form scheduled for January 20, 2006 was adjourned to February 17, 2006 at 10:00 a.m. (Vancouver time) at The Terminal City Club, 837 West Hastings Street, Vancouver, British Columbia, Canada. The special meeting was adjourned in order to permit shareholders to consider amendments implemented by the board to the Articles and Bylaws of Mercer International Regco Inc., which will be the successor to Mercer under the proposed conversion, which eliminate the provision for a classified board of directors and provide a right for specified shareholders to call special meetings.
      This Proxy Statement/ Prospectus Supplement amends and supplements information in the Proxy Statement/ Prospectus primarily resulting from the decision of the Board of Trustees of Mercer to eliminate a classified board structure, often referred to as a staggered board, upon consummation of the conversion of Mercer to a corporation and to provide for the right of specified shareholders of Amalgamated Mercer to call special meetings. As a result of these amendments, all directors of Amalgamated Mercer will be elected annually and shareholders holding not less than 20% of the outstanding shares of Amalgamated Mercer shall be entitled to call special meetings.
      The Proxy Statement/ Prospectus is hereby amended as follows:

•	Under “Risk Factors”, the risk factor “Washington law and Amalgamated Mercer’s Articles of Incorporation and Bylaws will preserve and add to certain existing anti-takeover provisions of Mercer” is amended to delete the reference therein to “a classified board”;

•	Under “Adoption and Approval of Proposed Delaware Reincorporation— Description of Capital Stock and Governing Documents of Amalgamated Mercer and Relevant Laws— Anti-takeover Provisions— Articles of Incorporation of Amalgamated Mercer”, the second paragraph, which relates to the classified board of Amalgamated Mercer, is deleted in its entirety;

•	Under “Adoption and Approval of Proposed Delaware Reincorporation— Comparison of Shareholder Rights”, the disclosure relating to “Classified Board” is amended and restated in its entirety as follows:

Board Structure	Our Declaration of Trust provides that trustees shall be divided into three classes as nearly equal in number as possible. Each class of trustees is to be elected in succeeding years and trustees of each class are to hold office for a three-year term.	Under the Articles of Incorporation of Amalgamated Mercer, directors are elected annually and hold office until the next annual meeting of shareholders.

•	Under “Adoption and Approval of Proposed Delaware Reincorporation—Comparison of Shareholder Rights”, the disclosure relating to “Special Shareholder Meetings” is amended and restated in its entirety as follows:

Special Shareholder Meetings	Our Declaration of Trust provides that special meetings of shareholders may be called by the Chairman or the President, or by our trustees, and shall be called upon the written consent of shareholders holding not less than 20% of the outstanding Shares entitled to vote.	The Bylaws of Amalgamated Mercer provide that special meetings of shareholders may be called by a majority of the board of directors or the Chairperson of the board or by the Chief Executive Officer or by one or more shareholders holding shares in the aggregate entitled to cast not less than 20% of the votes at that meeting.

•	Section 2.2 of the Bylaws of Amalgamated Mercer set out in Appendix C to the Proxy Statement/ Prospectus is amended and restated in its entirety as follows and all references in the Proxy Statement/ Prospectus to the Bylaws of Amalgamated Mercer shall be as so amended:

“2.2 Special Meetings. Special meetings of the shareholders for any purpose or purposes may be called at any time by a majority of the Board of Directors or by the Chairperson of the Board (if one be elected) or by the Chief Executive Officer or by one or more shareholders holding shares in the aggregate entitled to cast not less than 20% of the votes at that meeting. The Board of Directors may designate any place as the place of any special meeting called by the Chairperson, the Chief Executive Officer, the Board or by shareholders as provided in this Section 2.2.

If a special meeting is called by any shareholder or group of shareholders, the request shall be in writing, specifying the time of such meeting and the general nature of the business proposed to be transacted, and shall be delivered personally or delivered by first-class mail to the Secretary of the Corporation. No business shall be transacted at such special meeting other than as specified in such notice. Upon receiving such notice, the Secretary shall cause notice to be given to the shareholders, in accordance with Section 2.3, that a meeting will be held at the time requested by the shareholder or shareholders calling the special meeting. Such notice shall be sent not less than 35 nor more than 60 days after the receipt of the request. Nothing contained in this paragraph of this Section 2.2 shall be construed as limiting, fixing or affecting the time when a meeting of shareholders called by action of the Board of Directors, Chairperson of the Board or by the Chief Executive Officer may be held.”

•	The Articles of Incorporation of Amalgamated Mercer set out in Appendix B to the Proxy Statement/ Prospectus are amended as set forth in Appendix H to this Proxy Statement/ Prospectus Supplement and all references in the Proxy Statement/ Prospectus to the Articles of Incorporation of Amalgamated Mercer shall be as so amended.

•	The Proxy Statement/ Prospectus is hereby amended and supplemented to include the following Appendix H Articles of Amendment of the Articles of Incorporation of Amalgamated Mercer:

APPENDIX H
ARTICLES OF AMENDMENT OF THE
ARTICLES OF INCORPORATION
OF
MERCER INTERNATIONAL REGCO INC.
      Pursuant to the provisions of RCW 23B.10.060 of the Washington Business Corporation Act, the undersigned corporation hereby submits the following amendment to the corporation’s Articles of Incorporation:
      1.    The name of the corporation is Mercer International Regco Inc. (the “Corporation”).
      2.    Effective upon the filing of these Articles of Amendment with the Secretary of State of Washington, Article V of the Articles of Incorporation of the Corporation will be replaced in its entirety to read in full as follows:
“V
Directors

5.1 Number of Directors. Subject to the rights of the holders of any series of Preferred Stock as set out in these Articles of Incorporation, the number of directors of the Corporation shall be as set forth in the Bylaws.

5.2 Vacancies. Vacancies in the Board of Directors may be filled by a majority of the remaining directors, though less than a quorum, or by a sole remaining director. The shareholders may elect a director at any time to fill any vacancy not filled by the directors.

5.3 Bylaws. In furtherance and not in limitation of the powers conferred by statute, the Board of Directors shall have the power to make, adopt, amend or repeal the Bylaws, or adopt new Bylaws for this Corporation, by a resolution adopted by a majority of the directors.”
      3.    The date of the adoption of the amendment by the Board of Directors of the Corporation was January 25, 2006.
      4.    The amendment was duly approved by the shareholders of the Corporation in accordance with the provisions of RCW 23B.10.030 and 23B.10.040 on January 25, 2006.
      The foregoing Articles of Amendment are executed on behalf of the Corporation by the undersigned, its duly authorized officer.
      Dated: January 25, 2006.

MERCER INTERNATIONAL REGCO INC.

By:	/s/ David M. Gandossi

David M. Gandossi, Treasurer and Secretary